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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Rochester Resources Ltd
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

77174P102
(CUSIP Number)

Ranjan Tandon, Libra Advisors, LLC 777 Third Ave, 27th Fl New York, NY 10017 United States of America
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	77174P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

33,334,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

33,334,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,334,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	77174P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ranjan Tandon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

33,334,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

33,334,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,334,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	77174P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	77174P102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Libra Associates LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

28,400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

28,400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	77174P102

Item 1.	Security and Issuer.

The name of the issuer is Rochester Resources Ltd,  a Canadian company (the "Issuer").  The address of the Issuer's offices is #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.  This Schedule 13D relates to the Issuer's Common Shares, without par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed to report that (i) Libra Advisors, LLC, a New York limited liability company ("Libra Advisors"), and Ranjan Tandon, a United States citizen, each beneficially own 21.8% of the Shares, and (ii) Libra Associates LLC, a Delaware limited liability company (“Libra Associates”), and Libra Fund, L.P., a Delaware limited partnership (“Libra Fund”), each beneficially own 18.9% of the Shares.  Each of Libra Advisors, Ranjan Tandon, Libra Associates and Libra Fund is a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)
The principal business address for each of Ranjan Tandon, Libra Associates and Libra Fund is c/o Libra Advisors, LLC, 777 Third Avenue, 27th Floor, New York, NY 10017.  The principal business address for Libra Advisors is 777 Third Avenue, 27th Floor, New York, NY 10017.

(c)
Mr. Tandon is the managing member of (i) Libra Advisors, the investment manager of two private investment funds, including Libra Fund (the “Funds”), and (ii) Libra Associates LLC, the general partner of Libra Fund.

(d)	Mr. Tandon has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 25, 2009, the Funds purchased 16,667,000 units of the Issuer (the “Units”).  Each Unit consists of one Share, without par value and one two-year warrant to immediately purchase one Share at an exercise price of $0.20(CAD) per Share (each, a "Warrant", and collectively, the "Warrants").

For a form of the Warrants, please see Exhibit C.

The funds for the purchase of the Units by the Funds came from the working capital of the Funds, over which Mr. Tandon, through his role at Libra Advisors, exercises investment discretion.  No borrowed funds were used to purchase the Units from the Issuer, other than any borrowed funds used for working capital purposes in the ordinary course of business.  The total cost for the Units purchased by the Funds was $2,500,050(CAD).

Item 4.	Purpose of Transaction.

The securities of the Issuer held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.  The Reporting Persons anticipate purchasing additional securities of the Issuer.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Libra Advisors and Mr. Tandon may be deemed to be the beneficial owners of 33,334,000 Shares, constituting 21.8% of the Shares, based upon 153,126,771* Shares outstanding as of the date hereof; and (ii) Libra Associates and Libra Fund may be deemed to be the beneficial owner of 28,400,000 Shares, constituting 18.9% of the Shares, based upon 150,659,771** Shares outstanding as of the date hereof

Libra Advisors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,334,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 33,334,000 Shares.

Mr. Tandon has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,334,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 33,334,000 Shares.

Libra Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,400,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 28,400,000 Shares.

Libra Associates has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 28,400,000 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 28,400,000 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares at December 6, 2010, as confirmed by the Issuer’s chairman of the board, as adjusted to reflect the total number of derivative securities that the Funds can convert or exercise.

*This outstanding Shares figure reflects the number of outstanding Shares at December 6, 2010, as confirmed by the Issuer’s chairman of the board, as adjusted to reflect the total number of derivative securities that the Libra Fund can convert or exercise.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Units consists of one Share and one Warrant.  The original issue price of the Unit is $0.15(CAD) per Unit.  The Warrant is a two-year warrant to immediately purchase one Share at an exercise price of $0.20(CAD) per Share.  The Units owned by the Funds were purchased pursuant to a subscription agreement with the Issuer.

Except as set forth in this Item 6 or in a prior Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares and Warrants of the Issuer Exhibit C: Form Warrant for Purchase of Common Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2011
(Date)

Libra Advisors, LLC

By:	/s/ Ranjan Tandon
Ranjan Tandon, Managing Member

By:	/s/ Ranjan Tandon
Ranjan Tandon

Libra Associates LLC
By:	/s/ Ranjan Tandon
Ranjan Tandon, Managing Member

Libra Fund, L.P.

By:	Libra Associates LLC, its General Partner

By:	/s/ Ranjan Tandon
Ranjan Tandon, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated February 2, 2011, relating to the Common Shares, No Par Value of Rochester Resources Ltd, shall be filed on behalf of the undersigned.

Libra Advisors, LLC

By:	/s/ Ranjan Tandon
Ranjan Tandon, Managing Member

By:	/s/ Ranjan Tandon
Ranjan Tandon

Libra Associates LLC
By:	/s/ Ranjan Tandon
Ranjan Tandon, Managing Member

Libra Fund, L.P.

By:	Libra Associates LLC, its General Partner

By:	/s/ Ranjan Tandon
Ranjan Tandon, Managing Member

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share

11/25/2009	Common Shares, without par value	16,667,000		(1)

11/25/2009	Common Share Warrants	16,667,000		(1)

(1)
On November 25, 2009, the Funds purchased 16,667,000 units of the Issuer (the “Units”).  Each Unit consists of one Share, without par value and one two-year warrant to immediately purchase one Share at an exercise price of $0.20(CAD) per Share. The price of each Unit was $0.15(CAD).

Exhibit C

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 26, 2010.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE WARRANTS REPRESENTED BY THIS CERTIFICATE AND THE COMMON SHARES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MARCH 26, 2010.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A "U.S. PERSON" OR A PERSON IN THE UNITED STATES UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" HAVE THE MEANING ASCRIBED THERETO BY REGULATION S UNDER THE U.S. SECURITIES ACT.

THE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AFTER THE EXPIRY DATE (AS DEFINED BELOW).

COMMON SHARE PURCHASE WARRANTS

ROCHESTER RESOURCES LTD.
(Continued under the laws of the Province of British Columbia)

Right to Purchase
Certificate No. W-051	_______ Common Shares

WARRANTS FOR PURCHASE OF COMMON SHARES

THIS IS TO CERTIFY THAT, for value received                                                                                                        (the "holder") is entitled to subscribe for and purchase fully paid and non-assessa•le common s ares ("Common Shares") in the capital of ROCHESTER RESOURCES LTD. (the "Company") at any time on or before 4:30 p.m. (Vancouver Time) on November 25, 2011 (the "Expiry Time") at a purchase price of $0.20 per Common Share (the "Purchase Price"), subject to adjustment, and to the provisions and the terms and conditions hereinafter set forth.

The right to acquire Common Shares granted by this certificate ("Warrant Certificate") may be exercised by the holder, subject to the terms and conditions hereof, in whole or in part (but not as to a fractional Common Share), by surrender of this Warrant Certificate and the duly completed and executed exercise form attached hereto as Appendix "A" (the "Exercise Form") to the offices of the Company located at Suite 1305, 1090 West Georgia Street, Vancouver, B.C. V6E 3V7 accompanied by a certified cheque, bank draft or money order payable in lawful money of Canada to or to the order of the Company in payment of an amount equal to the Purchase Price multiplied by the number of Common Shares for which Warrants are then exercised. See attached Appendix "C" for instructions on how to exercise Warrants represented by this Warrant Certificate.

Surrender of this Warrant Certificate and the duly completed Exercise Form with payment of the aggregate Purchase Price as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Company in the City of Vancouver, British Columbia.

In the event of any exercise of the Warrants represented by this Warrant Certificate, certificates representing the Common Shares so subscribed for shall be delivered to the holder at the address specified in the Exercise Form within a reasonable time, not exceeding three business days, after the Warrants represented by this Warrant Certificate have been so exercised. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, unless the Warrants have expired, a new Warrant Certificate granting the right to acquire that number of Common Shares, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time. If the number of Common Shares otherwise issuable upon the exercise of Warrants represented by this Warrant Certificate is a fractional number, the number of Common Shares issuable upon exercise will be rounded down to the nearest whole number.

All Common Shares issued on or before March 26, 2010 upon the exercise of the Warrants represented by this Warrant Certificate will be subject to a hold period and may not be traded until March 26, 2010 except as permitted by applicable securities laws and regulations and the certificates representing such Common Shares shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 26, 2010."

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MARCH 26, 2010."

The Warrants represented by this Warrant Certificate may only be exercised by or on behalf of a holder who, at the time of exercise, either:

(a)	(i)	is not (and is not exercising the Warrant for the account or on behalf of) a U.S. person or a person in the United States;

(ii)	did not execute or deliver the Exercise Form while within the United States; and

(iii)	has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"); or

(b)
is the original subscriber for the Warrants, and delivered a Certification of U.S. Purchaser to the Company in connection with the subscription and the representations, warranties and covenants made by the undersigned therein are true and correct on the date of exercise of the Warrants; or

(c)
is tendering with the Exercise Form a written opinion of counsel satisfactory to the Company, acting reasonably, to the effect that the Common Shares to be delivered upon exercise of the Warrants have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

All certificates representing Common Shares issued to persons who do not certify to the Company that they are not a U.S. person and are not exercising the Warrants in the United States or for the account or on behalf of a U.S. person or person in the United States on the exercise of Warrants represented by this Warrant Certificate will, unless such Common Shares are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States, bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

provided, that if at any time the holder proposes to resell any of the Common Shares bearing the foregoing legend outside the United States pursuant to Rule 904 of Regulation S under the U.S. Securities Act, at a time when the Company is a "foreign issuer" as defined in Regulation S under the U.S. Securities Act, the legend set forth above may be removed in connection with such resale by providing to the Company and its transfer agent the certificate for such securities and a completed declaration in the form attached hereto as Appendix "0" or such other evidence of exemption as the Company or its transfer agent may prescribe from time to time, including, but not limited to, an opinion of counsel or other evidence of exemption, in either case satisfactory to the Company and its transfer agent, to the effect that the sale of the securities is being made in compliance with Rule 904 of Regulation S under the U.S. Securities Act.

The Company covenants and agrees that all Common Shares which may be issued upon the exercise of the Warrants represented by this Warrant Certificate will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances. The Company further covenants and agrees that, during the period within which the Warrants represented by this Warrant Certificate may be exercised, the Company will at all times have authorized and reserved a sufficient number of Common Shares to provide for the exercise of the Warrants represented by this Warrant Certificate.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT CERTIFICATE:

1.
Adjustment of Subscription and Purchase Rights.  The Purchase Price in effect and the number and type of securities issuable upon the exercise of the Warrants at any date shall be subject to adjustment from time to time as follows:

(a)
If and whenever at any time prior to the Expiry Time the Company shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares or other Participating Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the Purchase Price shall be adjusted immediately after such event or on the record date for such issue of Common Shares or other Participating Shares by way of stock dividend, as the case may be, so that it shall equal the amount determined by multiplying the Purchase Price in effect immediately prior to such event or record date, as the case may be, by a fraction, of which the numerator shall be the total number of Common Shares and other Participating Shares outstanding immediately prior to such event or record date, as the case may be, and of which the denominator shall be the total number of Common Shares and other Participating Shares outstanding immediately after such event or record date, as the case may be. The number of Common Shares which the holder is entitled to purchase upon exercise of each Warrant shall be adjusted at the same time by multiplying the number of Common Shares issuable upon the exercise of each Warrant by the inverse of the aforesaid fraction. Such adjustments shall be made successively whenever any event referred to in this subsection (a) shall occur. Any such issue of Common Shares or other Participating Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares or other Participating Shares immediately after such event under this subsection (a) and subsection (e) of this Section. To the extent that such stock dividend is not so issued, the Purchase Price shall be re-adjusted to the Purchase Price which would then be in effect if such record date had not been fixed.

(b)
If and whenever at any time prior to the Expiry Time the Company shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares or other Participating Shares (or securities convertible into or exchangeable for Common Shares or other Participating Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price on such record date, the Purchase Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Purchase Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus the number arrived at by dividing the aggregate subscription price for the total number of additional Common Shares or other Participating Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares or other Participating Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable). The number of Common Shares which the holder is entitled to purchase upon exercise of each Warrant shall be adjusted at the same time by multiplying the number of Common Shares issuable upon the exercise of each Warrant by the inverse of the aforesaid fraction. Any Common Shares owned by or held for the account of the Company or any subsidiary of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Purchase Price and the number of Common Shares issuable upon the exercise of each Warrant shall then be re-adjusted to the Purchase Price which would then be in effect based upon the number and aggregate price of Common Shares or other Participating Shares (or securities convertible into or exchangeable for Common Shares or other Participating Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)
If and whenever at any time prior to the Expiry Time the Company shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class (other than shares distributed to holders of Common Shares in lieu of Dividends Paid in the Ordinary Course on the Common Shares and other than a stock dividend referred to in subsection 1(a)), (ii) rights, options or warrants (excluding those referred to in subsection 1(b)), (iii) evidence of its indebtedness, or (iv) any other property or assets (excluding Dividends Paid in the Ordinary Course), including shares of other corporations, then, in each such case, the Purchase Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Purchase Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the fair market value (as determined by the board of directors of the Company, which determination, absent error, shall be conclusive) of such shares, rights, options, warrants, evidences of indebtedness, property or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price. The number of Common Shares which the holder is entitled to purchase upon exercise of each Warrant shall be adjusted at the same time by multiplying the number of Common Shares issuable on the exercise of each Warrant by the inverse of the aforesaid fraction. Any Common Shares owned by or held for the account of the Company shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Purchase Price shall be re-adjusted to the Purchase Price which would then be in effect if such record date had not been fixed or to the Purchase Price which would then be in effect based upon such shares, rights, options, warrants, evidences of indebtedness, property or assets actually distributed, as the case may be, and in clause (iv) the term "Dividends Paid in the Ordinary Course" shall include the value of any securities or other property or assets distributed in lieu of cash Dividends Paid in the Ordinary Course.

(d)
If and whenever at any time prior to the Expiry Time there is a reclassification of the Common Shares at any time outstanding or a change of the Common Shares into other shares or a capital reorganization of the Company not covered in subsection 1(a) or a consolidation, amalgamation or merger of the Company with or into any other corporation or a sale of the property and assets of the Company as or substantially as an entirety to any other person, any Warrants which have not been exercised prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger or sale shall thereafter be exercisable for that number of shares or other securities or property of the Company or of the corporation resulting from such reclassification, consolidation, amalgamation or merger or of the person to which such sale may be made, as the case may be, that the holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger or sale of, on the effective date thereof, had the holder had been the registered holder of the number of Common Shares to which the holder was then entitled upon due exercise of the Warrants. In any case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Warrant Certificate with respect to the rights and interests thereafter of the holders of the Warrants to the end that the provisions set forth in this Warrant Certificate shall thereafter correspondingly be made applicable, as nearly as reasonably possible, in relation to any shares or securities or property to which the holder may be entitled upon the exercise of such Warrants thereafter.

(e)
In any case in which the provisions of this Section 1 require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, issuing to the holder of any Warrant exercised after such record date and before the occurrence of such event the kind and amount of shares, other securities or property to which it would be entitled upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive the kind and amount of shares, other securities or property to which it would be entitled upon the occurrence of the event requiring such adjustment and the right to receive any distributions made or declared in favour of holders of record of Common Shares as constituted from time to time on and after such date as the holder would, but for the provisions of this subsection 1(e), have received, or become entitled to receive, on such exercise.

(f)
The adjustments provided for in this Warrant Certificate are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Warrant Certificate; provided that, notwithstanding any other provision of this Section, no adjustment of the Purchase Price or number of Common Shares, as then constituted, issuable on the exercise of Warrants shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price or the number of Common Shares, as then constituted, issuable on the exercise of Warrants then in effect. For the avoidance of doubt, any adjustments which by reason of this subsection 1(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)
In the event of any question arising with respect to the adjustments provided in this Warrant Certificate, such question shall, absent manifest error, be conclusively determined by a firm of chartered accountants appointed by the Company (who may be the auditors of the Company) with the assistance of legal counsel, who may be legal counsel to the Company; such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the holder.

(h)
Promptly after the occurrence of any event which requires an adjustment under this Section 1, the Company shall deliver a certificate to the holder specifying the nature of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

2.	Definitions.

In this Warrant Certificate:

(a)
"Current Market Price" per Common Share or Participating Share at any date shall be the closing price per share for such shares on the day before such date on the TSX Venture Exchange (or if such shares are not listed on such stock exchange, on such other stock exchange on which such shares are listed as may be selected for such purpose by the directors of the Company, or if such shares are not listed on any stock exchange, then on the over the counter market, or if such shares are not traded on the over the counter market, then as determined by the directors of the Company, acting reasonably);

(b)
"Common Shares" means the Company's presently authorized common voting shares without par value and shall also include any other authorized classes of shares in the capital of the Company which do not have special rights and restrictions attaching fixed dividends thereto and limiting the participation of holders of shares of such classes in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company;

(c)
"Dividends Paid in the Ordinary Course" means cash dividends declared payable on the Common Shares in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greater of: (i) 50% of the retained earnings of the Company at the end of the immediately preceding fiscal year; (ii) 100% of the aggregate amount and/or value of dividends declared payable by the Company on the Common Shares in its immediately preceding fiscal year; and (iii) 100% of the net earnings of the Company, before extraordinary items, for its immediately preceding fiscal year (versus the amount or value of all dividends paid or payable in respect of such fiscal year which credited net earnings) as shown in the audited consolidated financial statements of the Company for such preceding fiscal year or, if there are no audited financial statements with respect to such period, computed in accordance with generally accepted accounting principles consistent with the applications made in preparation of the most recent audited consolidated financial statements of the Company, and for such purpose the amounts of any dividend paid in shares shall be the aggregate deemed issue price of such shares and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as declared by resolution passed by the board of directors of the Company; and

(d)
"Participating Share" means a share that carries the right to participate in earnings or in capital on a liquidation or winding-up to an unlimited degree, or which ranks, in terms of priority, equally with the Common Shares with respect to participation in earnings or in capital on a liquidation or winding-up.

3.	No Rights of Shareholders. The Warrants shall not entitle the holder to any rights as a shareholder of the Company, including without limitation, voting rights.

4.
Transfer of Warrants.  Subject to the consent of the TSX Venture Exchange, the terms hereof and the terms set form in the Transfer Form attached as Appendix "B" hereto, this Warrant may be transferred. No transfer of this Warrant shall be effective unless this Warrant Certificate is accompanied by a duly executed Transfer Form or other instrument of transfer in such form as the Company may from time to time prescribe, together with such evidence of the genuineness of each endorsement, execution and authorization and of other matters as may reasonably be required by the Company. No transfer of this Warrant shall be made if in the opinion of counsel to the Company such transfer would result in the violation of any applicable securities laws.

For each Warrant transferred, reimbursement of the Company for any and all stamp taxes or governmental or other charges required to be paid shall be made by the holder requesting the transfer of this Warrant as a condition precedent thereto.

5.
New Certificate.  This Warrant Certificate is exchangeable, upon the surrender hereof by the holder to the Company, for a new Warrant Certificate of like tenor representing in the aggregate the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder, each of such new Warrant Certificates to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by the holder at the time of such surrender.

6.
Loss, Mutilation, Destruction or Theft of Warrants.  In case this Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, shall issue and deliver a new certificate representing the Warrants of like date and tenor as the one mutilated, lost, destroyed or stolen in substitution for the mutilated, lost, destroyed or stolen Warrant Certificate. The applicant for the issue of a new Warrant Certificate representing the Warrants pursuant to this Section shall bear the cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company, acting reasonably, and the applicant may also be required to furnish an indemnity in amount and form satisfactory to the Company in its discretion, and shall pay the reasonable charges of the Company in connection therewith.

7.	Governing Law. The Warrants evidenced hereby shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized officer as of the ______________.

ROCHESTER RESOURCES LTD.

Per:
Authorized Signatory

APPENDIX "A"

EXERCISE FORM

TO:           ROCHESTER RESOURCES LTD.

The undersigned hereby exercises the right to purchase and hereby subscribes for __________ Common Shares in the capital of Rochester Resources Ltd. (the "Company") referred to in the Warrant Certificate to which this form is attached according to the conditions thereof and herewith makes payment by certified cheque, bank draft or money order of the Purchase Price in full for the said shares.

By the execution of this Exercise Form, the undersigned represents and warrants to the Company that the undersigned (check one):

☐	1.	(i)	is not (and is not exercising the Warrant for the account or benefit of) a U.S. person or a person in the United States;

		(ii)	did not execute or deliver this Exercise Form while within the United States; and

		(iii)	has in all other respects complied with the terms of Regulation S of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"); or

☐	2.
is the original subscriber for the Warrants, and delivered a Certification of U.S. Purchaser to the Company in connection with the subscription and the representations, warranties and covenants made by the undersigned therein are true and correct on the date hereof; or

☐	3.
is tendering with this Exercise Form a written opinion of counsel satisfactory to the Company, acting reasonably, to the effect that the Common Shares to be delivered upon exercise of the Warrants have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

"United States" and "U.S. person" have the meaning ascribed thereto in Regulation S under the U.S. Securities Act.

The undersigned holder acknowledges that the following legends are to be placed on share certificates for Common Shares issued on or before March 26, 2010:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 26, 2010."

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL MARCH 26, 2010."

The undersigned holder understands that, unless Box 1 above is checked, the certificate representing the Common Shares issued upon exercise of this Warrant will bear the following restrictive legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT; (C) IN ACCORDANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURTTEES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN THE CASE OF CLAUSE (C) OR (D), THE SELLER FURNISHES TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE SATISFACTORY TO THE COMPANY TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

If any Warrants represented by the Warrant Certificate to which this form is attached are not being exercised, a replacement certificate representing the number of Warrants which have not been so exercised will be issued and delivered with the Common Share certificates.

Please issue a certificate for the Common Shares being purchased as follows in the name of the undersigned:

DATED at _______________________ this ___________ day of _____________, 20__.

Signature Witnessed (See instructions to Warrant holders)	(Signature of holder, to correspond with the name of the holder as appears on the face of this Warrant Certificate)

Name of holder:

Address (Please print):

APPENDIX "B"

TRANSFER FORM

For value received, the undersigned hereby sells, transfers and assigns unto
(please print name of transferee)

of

(please print address of transferee)

Warrants represented
(please insert number of Warrants to be transferred) by the within certificate.

DATED this          day of                      , 20  .

NOTICE: THE SIGNATURE TO THIS TRANSFER MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATSOEVER

Signature

guaranteed by:
NOTICE: THE SIGNATURE OF THE TRANSFEROR SHOULD BE GUARANTEED BY A BANK, FINANCIAL INSTITUTION OR STOCK BROKER WHOSE SIGNATURE IS ACCEPTABLE TO THE COMPANY.

Warrants shall only be transferable in accordance with applicable laws and the resale of Warrants and Common Shares issuable upon exercise of Warrants may be subject to restrictions under such laws.

This Warrant and the Common Shares issuable upon exercise thereof have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. This Warrant may not be exercised in the United States or by, or for the account or on behalf of, a U.S. person unless an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available, and the holder has delivered an opinion of counsel in form and substance satisfactory to the Company to such effect. "United States" and "U.S. person" are used herein as such terms are defined by Regulation S under the U.S. Securities Act.

APPENDIX "C"

INSTRUCTIONS TO WARRANT HOLDERS

TO EXERCISE:

To exercise Warrants, the holder must complete, sign and deliver the Exercise Form attached as Appendix A to the Warrant Certificate and deliver the Warrant Certificate(s) to Rochester Resources Ltd. (the "Company") at the address set forth below indicating the number of Common Shares to be acquired. The signature of such registered holder on the Exercise Form must be witnessed.

GENERAL:

For the protection of the holder, it would be prudent to use registered mail if forwarding documents by mail.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Exercise Form and the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Company.

The address of the Company is:

Rochester Resources Ltd.
Suite 1305, 1090 West Georgia Street
Vancouver, B.C. V6E 3V7

Attn:           Nick DeMare
Fax:           (604) 683-1585

APPENDIX "D"

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To:	Computershare Investor Services Inc., as Registrar and Transfer Agent for the Common Shares of Rochester Resources Ltd. (the "Company").

The undersigned (A) acknowledges that the sale of _________ common shares of the Company, represented by its Certificate No. ____________ and to which this declaration relates, has been made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that (1) the undersigned is not an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of the Company; (2) the offer of such securities was not made to a "U.S. Person" or to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a designated offshore securities market within the meaning of Rule 902(b) under the U.S. Securities Act, and neither the seller nor any person 'acting on its behalf knows that the transaction was prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any "directed selling efforts" in connection with the offer and sale of such securities and (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace such securities with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

By:
Signature

Name (please print)

Date

AFFIRMATION BY SELLER'S BROKER-DEALER (REQUIRED FOR SALES IN ACCORDANCE WITH SECTION (B)(2)(b) OF THE DECLARATION)

We have read the foregoing representations of our customer, ________________ (the "Seller") dated _________, with regard to our sale, for such Seller's account, of the ___________ shares of common shares, represented by certificate number _________________, of the Company described therein, and on behalf of ourselves we certify and affirm that, to the best of our knowledge and belief, the facts set forth therein are full, true and correct.

Name of Firm

By:
Authorized officer

Date:

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